SECURITIES AND EXCHANGE COMMISSION
RECEIVED

JAN 2 4 2006

DIVISION OF MARKET REGULATION

SECURITIES [illegible] ON
W[illegible]

06001800

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52373

AB 2/27/06

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/27/04 (MM/DD/YY) AND ENDING 11/25/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

EPOCH SECURITIES, INC.

OFFICIAL USE ONLY
103899
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 NEW YORK PLAZA
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul T. Meys (212) 855-9654
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 13 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (6-02)

EPOCH SECURITIES, INC.

Statement of Financial Condition
As of November 25, 2005

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Shareholder of
Epoch Securities, Inc.:

In our opinion, the accompanying statement of financial condition present fairly, in all material respects, the financial position of Epoch Securities, Inc. (the "Company") at November 25, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 23, 2006

EPOCH SECURITIES, INC.

STATEMENT of FINANCIAL CONDITION

As of November 25, 2005

Assets	
Cash	$ 15,158,384
Receivables from affiliates	18,907,902
Deferred tax asset	8,338,270
Total assets	$ 42,404,556
Liabilities and Shareholder's Equity	
Taxes payable	$ 821,394
Other liabilities and accrued expenses	24,000
Contingencies	
Shareholder's equity	
Common stock, par value $0.01 per share; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	143,071,341
Accumulated deficit	(101,512,189)
Total shareholder's equity	41,559,162
Total liabilities and shareholder's equity	$ 42,404,556

The accompanying notes are an integral part of this statement of financial condition.

EPOCH SECURITIES, INC.

NOTES TO STATEMENT OF FINANCIAL CONDITION

Note 1. Description of Business

Epoch Securities, Inc. (the company), a Delaware corporation, is a registered U.S. broker-dealer. The company engages in investment banking activities, which include acting as a distribution channel for Goldman, Sachs & Co (GS&Co.) for initial public and secondary securities offerings to retail customers. The company is a wholly owned subsidiary of The Goldman Sachs Group Inc. (Group Inc.).

Note 2. Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with generally accepted accounting principles that require management to make certain estimates and assumptions regarding, if applicable, the provision for potential losses that may arise from litigation and regulatory proceedings and other matters that affect the financial statements and related disclosures. Although these estimates and assumptions are based on the best available information, actual results could be materially different from these estimates.

Unless otherwise stated herein, all references to November 2005 refer to the company's fiscal year ended or the date, as the context requires, November 25, 2005.

Cash

The company defines cash as unrestricted cash held with one financial institution.

Income Taxes

Deferred tax assets and liabilities are recognized for temporary differences between the financial reporting and tax bases of the company's assets and liabilities. Valuation allowances are established to reduce deferred tax assets to the amounts that more likely than not will be realized. Tax provisions are computed in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*. The company joins in the filing of Group Inc.'s consolidated U.S. income tax return. Current income tax is allocated to the company based on inclusion of the company's items in the consolidated return, including utilization of net operating loss carryforwards by Group Inc.

Group Inc. will file consolidated federal and state income tax returns for the year ended November 2005, which will include the company's net earnings. The company's provision for taxes is determined as if the company filed a separate tax return and the amount is so determined as a payable to or receivable from Group Inc.

Note 3. Income Taxes

As of November 2005, the company had available $23.8 million of net tax operating loss carryforwards for U.S. federal income tax purposes and has recorded an $8.3 million deferred tax asset related to the utilization of these loss carryforwards by Group Inc. These carryforwards, which may provide future tax benefits, begin to expire in 2019. The current component of the tax benefit represents amounts expected to be received from Group Inc. due to the utilization on its consolidated tax return of a portion of the company's net operating loss carryforwards. The deferred component represents a decrease during 2005 in the company's net operating loss carryforward. The company has not recorded a valuation allowance related to the deferred tax asset.

Note 4. Contingencies

The company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its businesses. Management does not believe, based on currently available information, that there are any such proceedings which would have a material adverse effect on the company's financial condition, but resolutions of such proceedings may be material to the company's operating results for any particular period, depending, in part, upon the operating results for such period. Given the inherent difficulty of predicting the outcome of litigation matters, particularly in cases in which claimants seek substantial or indeterminate damages, the company cannot estimate losses or ranges of losses for cases where there is only a possibility that a loss may have been incurred.

Note 5. Net Capital Requirements

As of November 2005, the company was a registered U.S. broker-dealer subject to Rule 15c3-1 of the Securities and Exchange Commission, which specifies uniform minimum net capital requirements. The company has elected to compute net capital in accordance with the "Alternative Net Capital Requirement" as permitted by Rule 15c3-1. As of November 2005, the company had regulatory net capital of $31.9 million, which exceeded the amount required by $31.6 million.

The company has entered into a clearing agreement to clear all of its securities transactions on a fully disclosed basis through an affiliated clearing broker-dealer. This agreement is consistent with the terms of the SEC No-Action Letter dated November 3, 1998 relating to the capital treatment of assets in the proprietary accounts of an introducing broker ("PAIB"). Accordingly, the company is permitted to include PAIB assets as allowable assets in its net capital computations.

Note 6. Related Party Transactions

The company has entered into an agreement with GS&Co., whereby GS&Co. provides management, administrative and operational services required by the company.

The company has recorded $18.9 million of receivables from affiliates, of which $17.6 million is related to cash on deposit with an affiliate, $1.2 million is due from Group Inc. and $0.1 million is due from GS&Co.

PRICEWATERHOUSECOOPERS
SECURITIES AND EXCHANGE COMMISSION RECEIVED
JAN 2 4 2006
DIVISION OF MARKET REGULATION

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors
On Internal Control Required by SEC Rule 17a-5

To the Shareholder of
Epoch Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental schedules of Epoch Securities, Inc. (the "Company") for the year ended November, 25 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
   and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13;
   and
2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors' of the Federal Reserve System;
   and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those Practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

PRICEWATERHOUSECOOPERS

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding customer and firm assets, including securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at November 25, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Shareholder, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

January 23, 2006